Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

**PHARMACYCLICS ANNOUNCES DATA AND PUBLICATION
CHARACTERIZING HIGHLY-SELECTIVE HDAC INHIBITOR**

SUNNYVALE, Calif., -- February 11, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today
announced publication of data characterizing the company's novel highly-selective histone
deacetylase (HDAC) inhibitor. The study, entitled "A novel histone deacetylase 8 (HDAC8)-
specific inhibitor PCI-34051 induces apoptosis in T-cell lymphomas," appears in the February 7
issue of *Leukemia*.

Histone deacetylases are a family of related enzymes important in managing a multitude of
cellular functions. HDAC inhibitors are a new class of drugs that modulate transcriptional
activity in cells and may block angiogenesis and cell cycling, key components of tumor
proliferation. HDAC inhibitors also appear to promote apoptosis (cell death) in tumor cells.
Scientists have been searching for more selective inhibitors, which may offer the potential for
treating a variety of diseases including cancer and inflammatory disorders while improving
safety.

Results from the in-vitro study demonstrate that Pharmacyclics' proprietary HDAC inhibitor,
PCI-34051, inhibits HDAC8 with 200-1000 fold selectivity over other HDAC enzymes. Studies
showed that selective inhibition of HDAC8 inhibits cell growth and induces apoptosis in cell
lines derived from T-cell lymphoma and leukemia, but not in other hematopoietic or solid tumor

lines. This work also showed that HDAC8 selective inhibitors have a unique mechanism of action, and could play a role in T-cell lymphoma and other immune mediated diseases.

"To our knowledge, this is the first description of a truly selective HDAC isoform specific inhibitor," said Joseph J. Buggy, Ph.D., vice president of research for Pharmacyclics. "This study also confirms that individual HDAC isoforms have unique roles in cell physiology and it appears that the series of drug candidates we are developing may be useful in addressing diseases mediated by T-cells such as T-cell lymphomas or certain immune-mediated disorders."

The company's lead pan-HDAC inhibitor, PCI-24781, is currently in Phase 1 clinical trials in patients with solid and hematologic tumors.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and immune mediated diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at http://www.pharmacyclics.com. Pharmacyclics®, and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about the initiation of and enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; our future capital requirements; and unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its quarterly report on Form 10-Q for the period ended December 31, 2007. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

###